UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 23 and 2)*

                         RIGGS NATIONAL CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $2.50 per share
                       (Title of Class of Securities)

                                 766570105
                               (CUSIP Number)

                             Lawrence I. Hebert
                         Suite 300, 808 Seventeenth Street, N.W.
                    Washington, D.C. 20006 (202) 789-1230
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              February 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. XX (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 766570 10 5                                      Page 2  of 7 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Joe L. Allbritton              (b)  Barbara B. Allbritton
          S.S. No. ###-##-####                S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA                            (b)  USA

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   7,674,000      (b)  1,732

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   3,159,511      (b)  2,580,000

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   7,674,000      (b)  1,732

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   3,159,511      (b)  2,580,000

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   10,834,000     (b)  2,581,732

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   34.9%          (b)  8.6%

14.  TYPE OF REPORTING PERSON
                    (a)   IN             (b)  IN


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


THIS SCHEDULE 13D CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-l(f)(1) AND SERVES AS AMENDMENT NUMBER 23 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 2 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.









Item 2.   IDENTIFY AND BACKGROUND

     Item 2 is amended as follows:

     (a)  No change

     (b)  No change

     (c) Mr. Allbritton's present principal occupation is Chairman of the Board and Chief Executive Officer of Riggs National Corporation (the "Company"), and Chairman of the Board and Chairman of the Executive Committee of The Riggs National Bank of Washington, D.C., a subsidiary of the Company, 1503 Pennsylvania Avenue, N.W., Washington, D.C. 20005. Mr. Allbritton also serves as Chairman of the Board of Perpetual Corporation, the capital stock of which is wholly-owned by Mr. Allbritton. Perpetual Corporation is a holding company which, among other assets, indirectly wholly owns the capital stock of Allbritton Communications Company, a corporation that directly or indirectly owns seven broadcast television stations. Perpetual also owns 80% of the capital stock of ALLNEWSCO, Inc., which operates an all news cable station in the Washington, D.C. area. Mr. Allbritton is also Chairman of the Board and owner of University Bancshares, Inc., a Texas bank holding company.

     Mrs. Allbritton's present principal occupation involves acting as a director of the Company and of companies affiliated with Mr. Allbritton that are involved in banking and communications as described above.

     Lawrence I. Hebert, President of Perpetual Corporation, is a Director of the Company.

     (d)  No change
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

     (e)  No change

     (f)  No change



Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended to add:

     Allwin, a corporation wholly owned by Mr. Allbritton ("Allwin"), purchased, using its cash reserves, 109,511 shares of the common stock, $2.50 par value, of the Company ("Common Stock") in October 1994, in the open market for an aggregate of $983,815. See Item 5.

     Mr. Allbritton acquired beneficial ownership, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of 754,000 shares of Common Stock through grant of stock options under the Company's 1993 Stock Option Plan. See Item 5.



Item 4.   PURPOSE OF TRANSACTION

     Item 4 is amended to add:

      On October 21, 1994, Allwin purchased in the open market 100,000 shares of Common Stock, and on October 24, 1994, Allwin purchased in the open market 9,511 shares of Common Stock. Allwin acquired these shares for investment purposes.

     On March 9, 1994, Mr. Allbritton was granted an option under the Company's 1993 Stock Option Plan, which option expires ten years from the date of grant, to purchase 430,000 shares of Common Stock for $9.88 per share (the fair market value on the date of grant), exercisable on the earliest to occur of a change of control; June 8, 1998; or the date on which the reported price of the underlying stock had been at least $12 per share on 90% of the trading days in any six month period. Pursuant to this latter provision, the option became exercisable February 12, 1996. On July 12, 1995, Mr. Allbritton was granted an option under the Company's 1993 Stock Option Plan, which option expires ten years from the date of grant, to purchase 300,000 shares of Common Stock for $10.63 (the fair market value on the date of grant), exercisable for 100,000 shares on the date of grant, and subject to certain conditions, or upon a change of control, for an additional 100,000 shares in 1997 and an additional 100,000 in 1998, or in 1998, 1999 or 2000. On April 10, 1996, Mr. Allbritton was granted an option under the Company's 1993 and 1994 Stock Option Plans, which option expires ten years from the date of grant, to purchase 224,000 shares of Common Stock for $12 per share (the fair market value on the date of grant), exercisable as of the time of grant. Of the aggregate options to purchase 954,000 shares, options are


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

currently (at present, or within 60 days) exercisable for 754,000. The option for the remaining 200,000 shares, granted July 12, 1995, is exercisable as described above upon a change of control or, subject to certain conditions, in 1997 or thereafter. Under SEC rules and regulations, Mr. Allbritton is deemed to be the beneficial owner of shares that he has a right to acquire beneficial ownership of within 60 days.




Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended as follows:

     (a) Mr. Allbritton, directly and indirectly, beneficially owns in the aggregate 10,834,000 shares of Common Stock, representing 34.9% percent of the outstanding Common Stock. Included in these shares are 754,000 shares which Mr. Allbritton has a right to acquire through exercise of stock options. See Item 4.

     Mrs. Allbritton, directly and indirectly, beneficially owns in the aggregate 2,581,732 shares of Common Stock.

     (b) Mr. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 7,674,000 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership). Of these share 754,000 are subject to options that are exercisable but that have not been exercised. In addition, as described below, Mr. Allbritton has shared power to vote, or to direct the vote of, 3,159,511 shares of Common Stock, consisting of 579,511 shares owned by Allwin, 1,250,000 shares held by the Allbritton Foundation, and 1,330,000 shares purchased by Mrs. Allbritton. Mr. Allbritton shares the power to vote and to dispose of 579,511 shares of Common Stock (as to which Mrs. Allbritton disclaims beneficial ownership) with Allwin, the record and beneficial owner of such shares. Mr. Allbritton owns directly 100 percent of the capital stock of Allwin and would be deemed the indirect beneficial owner of the Common Stock owned by Allwin under applicable SEC rules and regulations. Mr. Allbritton shares the power to vote and the power to dispose of 1,250,000 of the shares of Common Stock with the trustees of the Allbritton Foundation (the "Foundation"), a private non-profit Texas corporation organized for charitable purposes and exempt for federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The other trustees of the Foundation are Mrs. Allbritton and Robert L. Allbritton, their son. Mr. Allbritton also shares the power to vote and the power to dispose of 1,330,000 shares of Common Stock with Mrs. Allbritton.

     Mrs. Allbritton has sole power to vote, or to direct the vote of, and sole power to dispose, or to direct the disposition of, 1,732 shares of Common Stock (as to which Mr. Allbritton disclaims beneficial ownership) and shares the power to vote and the power to dispose of 2,580,000 shares as follows: 1,330,000 shares of Common Stock with Mr. Allbritton pursuant to


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

the arrangements described in (c) below, and 1,250,000 shares of Common Stock with the trustees of the Allbritton Foundation, as described above.

     With regard to the Foundation, neither the Foundation's income nor its assets may inure to the benefit of, or be distributed to, any private individual, including its founder and control persons. Although Mr. and Mrs. Allbritton necessarily have no economic interest in the Common Stock held by the Foundation, as trustees of the Foundation, they may be deemed by applicable SEC rules and regulation, to share the power to vote and dispose of the shares with the other trustees. Decisions as to voting and disposition of the Common Stock held by the Foundation will be made by the trustees of the Foundation, and such decisions must, by law, be made with regard to charitable interests. Mr. Allbritton and Mrs. Allbritton and their son disclaim any beneficial interest in the 1,250,000 shares of Common Stock owned by the Foundation.

     Mr. and Mrs. Allbritton also disclaim beneficial ownership of 31,110 shares of Common Stock held for the benefit of their son by a trust of which the Riggs National Bank is one of three trustees.

     After taking into account the foregoing, Mr. Allbritton may be deemed the beneficial owner of 34.9% of the outstanding Common Stock of the Company, or of 30.7% if the shares owned by the Foundation are excluded.

     After taking into account the foregoing, Mrs. Allbritton may be deemed the beneficial owner of 8.6% of the outstanding Common Stock of the Company, or of 4.4% if the shares owned by the Foundation are excluded.

     (c)  No change

     (d)  No change




Item 7.   EXHIBITS.

     1.   Option agreement relating to option granted March 9, 1994.

     2.   Option agreement relating to option granted July 12, 1995.

     3.   Option agreement relating to option granted April 10, 1996.


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


                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


DATE:  May ___, 1996

                                         _________________________
                                         Joe L. Allbritton



                                         _________________________
                                         Barbara B. Allbritton



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